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SEC File Number: 0-24298
CUSIP Number: 600551105

UNITED STATES
SECURITIES AND EXCHANGE COMISSION
WASHINGTON, DC  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):                  ☐       Form 10-K        ☐      Form 11-K       ☐       Form 20-F      ☒         Form 10-Q    ☐   Form N-SAR

                                    For Period Ended:             June 30, 2003

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR

For Period Ended:

Read attached instruction sheet before preparing form.  Please print or type.

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

            If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant	Miller Industries, Inc.
Former name (if applicable):
Address of principal executive office (street and number):
8503 Hilltop Drive
City, state, and zip code	Ooltewah, Tennessee 37363

PART II
RULE 12b-25(b) AND (c)

            If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 could not be filed within the prescribed time period without unreasonable effort and expense because of delays related to the classifying of certain divested towing services operations as discontinued or continuing.  The Registrant will endeavor to file the Form 10-Q on or before the fifth calendar day following the prescribed filing due date.  However, there can be no assurance that the deadline can be met.

PART IV
OTHER INFORMATION

            (1)            Name and telephone number of person to contact in regard to this notification:

Frank Madonia	(423)	238-4171
(Name)	(Area Code)	(Telephone Number)

            (2)            Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒  Yes  ☐  No

            (3)            Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐  Yes  ☒   No

            If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Miller Industries, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 15, 2003	By: /s/ Frank Madonia

            Instruction.  This form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.